# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: METROPOLITAN BANK HOLDING CORP., CIK 0001476034
CUSIP: 591774104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 99 Park Avenue, New York, New York (NY), 10016
Date of event which requires filing of this statement: 11/04/2026
Amends the filing with accession number 0001104659-23-093361
Filed by CIK 0001703298
Persons authorized to receive notices and communications: James Murphy, Four Radnor Corporate Center, 100 Matsonford Road Suite 210, Radnor, Pennsylvania (PA), 19087, (215) 399-4650

## Reporting persons
- Patriot Financial Partners III, L.P. (CIK 0001703298): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 584,946; sole dispositive power 0; shared dispositive power 584,946; aggregate amount beneficially owned 584,946 (4.76% of the class)
  Comment: This calculation is based on 12,285,553 shares of Common Stock of the Issuer outstanding as of September 30, 2026, as reported in the Issuer's earnings release for the quarter ended September 30, 2026, furnished as an exhibit to the Issuer's Current Report on Form 8-K filed on October 20, 2026.
- Patriot Financial Partners GP III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 584,946; sole dispositive power 0; shared dispositive power 584,946; aggregate amount beneficially owned 584,946 (4.76% of the class)
  Comment: This calculation is based on 12,285,553 shares of Common Stock of the Issuer outstanding as of September 30, 2026, as reported in the Issuer's earnings release for the quarter ended September 30, 2026, furnished as an exhibit to the Issuer's Current Report on Form 8-K filed on October 20, 2026.
- Patriot Financial Partners GP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 584,946; sole dispositive power 0; shared dispositive power 584,946; aggregate amount beneficially owned 584,946 (4.76% of the class)
  Comment: This calculation is based on 12,285,553 shares of Common Stock of the Issuer outstanding as of September 30, 2026, as reported in the Issuer's earnings release for the quarter ended September 30, 2026, furnished as an exhibit to the Issuer's Current Report on Form 8-K filed on October 20, 2026.
- W. Kirk Wycoff (CIK 0000949197): type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 584,946; sole dispositive power 0; shared dispositive power 584,946; aggregate amount beneficially owned 584,946 (4.76% of the class)
  Comment: This calculation is based on 12,285,553 shares of Common Stock of the Issuer outstanding as of September 30, 2026, as reported in the Issuer's earnings release for the quarter ended September 30, 2026, furnished as an exhibit to the Issuer's Current Report on Form 8-K filed on October 20, 2026.
- James F. Deutsch (CIK 0001561111): type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 584,946; sole dispositive power 0; shared dispositive power 584,946; aggregate amount beneficially owned 584,946 (4.76% of the class)
  Comment: This calculation is based on 12,285,553 shares of Common Stock of the Issuer outstanding as of September 30, 2026, as reported in the Issuer's earnings release for the quarter ended September 30, 2026, furnished as an exhibit to the Issuer's Current Report on Form 8-K filed on October 20, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: METROPOLITAN BANK HOLDING CORP.
Address of issuer's principal executive offices: 99 Park Avenue, New York, New York (NY), 10016
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D originally filed on August 18, 2023, as amended by Amendment No. 1 to Schedule 13D filed on September 12, 2023 and Amendment No. 2 to Schedule 13D filed on September 19, 2023 (collectively, the "Schedule 13D"), relating to the Common Stock of Metropolitan Bank Holding Corp. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
The following are members of the Patriot Financial Group:

i) Patriot Financial Partners III, L.P. a Delaware limited partnership ("Patriot Fund III");

ii) Patriot Financial Partners III GP, L.P., a Delaware limited partnership and the general partner of Patriot Fund III ("Patriot III GP");

iii) Patriot Financial Partners III GP, LLC, a Delaware limited liability company and general partner of Patriot III GP ("Patriot III LLC"); and

iv) W. Kirk Wycoff and James F. Deutsch, each of whom serve as general partners of Patriot Fund III and Patriot III GP, are members of Patriot III LLC, are members of the investment committee of Patriot Fund III.
Residence or business address: The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners III, L.P., 100 Matsonford Road, Suite 210, Radnor, Pennsylvania 19087.
Present principal occupation or employment:
Patriot Fund III is a private equity fund focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot III GP is to serve as the general partner of and to manage Fund III Funds. The principal business of Patriot III LLC is to serve as the general partner of and to manage Patriot GP III.

The principal employment of Messrs. Wycoff and Deutsch is investment management with Patriot Fund III, Patriot III GP and Patriot III LLC, as well as other "Patriot Financial Partners" entities and funds.
Criminal convictions in the last five years: During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Patriot Fund III used working capital to fund the purchase of shares of Common Stock of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
Patriot Fund III acquired shares of the Company (the "Acquired Shares") for investment purposes. Except as otherwise described herein or in Item 6 below, no member of the Patriot Financial Group has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the limitations imposed by applicable federal and state securities laws, Patriot Financial Group may dispose of the Acquired Shares from time to time, subject to market conditions and other investment considerations, and may cause the Acquired Shares to be distributed in kind to investors. To the extent permitted by applicable bank regulatory limitations, each member of the Patriot Financial Group may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such member of the Patriot Financial Group and/or investment considerations.

Patriot Fund III has sold shares of Common Stock as described in Item 5(c) below, as a result of which the Patriot Financial Group's beneficial ownership of Common Stock has been reduced to less than five percent of the outstanding Common Stock, as reported herein. This Amendment is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Entity : Patriot Fund III
Amount Beneficially Owned : 584,946
Percent of Class : 4.76%
Sole Power to Vote or Direct the Vote : 0
Shared Power to Vote or Direct the Vote : 584,946
Sole Power to Dispose or to Direct the Disposition : 0
Shared Power to Dispose or Direct the Disposition : 584,946

Entity : Patriot III GP
Amount Beneficially Owned : 584,946
Percent of Class : 4.76%
Sole Power to Vote or Direct the Vote : 0
Shared Power to Vote or Direct the Vote : 584,946
Sole Power to Dispose or to Direct the Disposition : 0
Shared Power to Dispose or Direct the Disposition : 584,946

Entity : Patriot III LLC
Amount Beneficially Owned : 584,946
Percent of Class : 4.76%
Sole Power to Vote or Direct the Vote : 0
Shared Power to Vote or Direct the Vote : 584,946
Sole Power to Dispose or to Direct the Disposition : 0
Shared Power to Dispose or Direct the Disposition : 584,946

Entity : W. Kirk Wycoff
Amount Beneficially Owned : 584,946
Percent of Class : 4.76%
Sole Power to Vote or Direct the Vote : 0
Shared Power to Vote or Direct the Vote : 584,946
Sole Power to Dispose or to Direct the Disposition : 0
Shared Power to Dispose or Direct the Disposition : 584,946

Entity : James F. Deutsch
Amount Beneficially Owned : 584,946
Percent of Class : 4.76%
Sole Power to Vote or Direct the Vote : 0
Shared Power to Vote or Direct the Vote : 584,946
Sole Power to Dispose or to Direct the Disposition : 0
Shared Power to Dispose or Direct the Disposition : 584,946
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) immediately above.
Transactions in the class effected during the past sixty days:
No members of the Patriot Financial Group had any transactions in the Common Stock (or securities convertible into Common Stock) during the past 60 days, except that Patriot Fund III sold shares of the Common Stock as described below.
Sale Date Shares Sold Price Per Share
October 27, 2026 1,487 $98.0000
October 29, 2026 8,206 $98.0103
November 2, 2026 27,500 $98.0700
November 4, 2026 18,918 $98.0515
November 5, 2026 23,827 $98.1049
Other persons with the right to receive dividends or sale proceeds: Other than the Patriot Financial Group, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On November 4, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock. This Amendment constitutes an exit filing for the Reporting Persons, and the Reporting Persons will no longer file reports on Schedule 13D with respect to the Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement, dated as of November 6, 2026, by and among Patriot Financial Partners III, L.P., Patriot Financial Partners GP III, L.P., Patriot Financial Partners GP III, LLC, W. Kirk Wycoff and James F. Deutsch (filed herewith).

## Signatures
- Patriot Financial Partners III, L.P.: /s/W. Kirk Wycoff, Member of Patriot Financial Partners GP III, LLC, the general partner of Patriot Financial Partners GP III, L.P., the general partner of Patriot Finan (11/06/2026)
- Patriot Financial Partners GP III, L.P.: /s/W. Kirk Wycoff, Member of Patriot Financial Partners GP III, LLC., the general partner of Patriot Financial Partners GP III, L.P. (11/06/2026)
- Patriot Financial Partners GP III, LLC: /s/W. Kirk Wycoff, Member (11/06/2026)
- W. Kirk Wycoff: /s/W. Kirk Wycoff, W. Kirk Wycoff (11/06/2026)
- James F. Deutsch: /s/James F. Deutsch, James F. Deutsch (11/06/2026)